NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Golden Goliath Resources Ltd. (the “Company”) will be held at Suite 711 – 675 West Hastings Street, Vancouver, BC on Tuesday, May 31, 2016 at 2:00 p.m. (Pacific Time) for the following purposes:

1.

to receive the audited financial statements of the Company for the financial year ended August 31, 2015 together with the auditor's report thereon;

2.

to fix the number of directors at five;

3.

to elect five directors for the ensuing year;

4.

to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.

to consider and, if thought fit, pass an ordinary resolution to ratify and approve the Company's Stock Option Plan, as more particularly described in the accompanying information circular;

6.

to transact such further or other business as may properly come before the meeting and any adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, a Form of Proxy and a Request for Financial Information Form.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed Form of Proxy.  A proxy will not be valid unless it is dated and deposited by mail or hand at the office of Computershare Investor Services (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J  2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.  Registered shareholders of the Company may also vote their proxies via telephone or the internet in accordance with the instructions provided in the proxy.

If you are a non-registered shareholder of the Company and a non-objecting beneficial owner and receive materials and a voting instruction form (“VIF”) from Computershare, please complete and return the VIF in accordance with the instructions of Computershare.

If you are a non-registered shareholder of the Company and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

DATED at Vancouver, British Columbia, this 26th day of April, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

J. Paul Sorbara, President and Chief Executive Officer